SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

ICTS INTERNATIONAL N.V. (ICTS)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
N4387108
(CUSIP Number)
ERNST WILLEM VAN DER LEE, GALLADIO CAPITAL MANAGEMENT B.V. AND
XALLADIO HOLDING B.V.
WAGENAARWEG 7, 2597 LL, THE HAGUE, THE NETHERLANDS
011-31-70-306-5612
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSON: Galladio Capital Management B.V. I.R.S. Identification Nos. of above persons (entities only): None

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	7.	SOLE VOTING POWER

NUMBER OF		240,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		665,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		240,000

WITH	10.	SHARED DISPOSITIVE POWER

		665,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	240,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.68% of Common Stock

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IV

CUSIP No.	755747102

SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSON: Xalladio Holding B.V. I.R.S. Identification Nos. of above persons (entities only): None

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	7.	SOLE VOTING POWER

NUMBER OF		175,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		175,000

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	175,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.68% of Common Stock

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IV

SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSON: Ernst Willem van der Lee I.R.S. Identification Nos. of above persons (entities only): None

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	7.	SOLE VOTING POWER

NUMBER OF		220,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		220,000

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	220,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.37% of Common Stock

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSON: Mark Joost Rosman I.R.S. Identification Nos. of above persons (entities only): None

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	7.	SOLE VOTING POWER

NUMBER OF		30,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.46% of Common Stock

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	In

CUSIP No.	N 43837108
          Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on December 24, 2007, as amended by Amendment No. 1 to Schedule 13D dated as of December 21, 2007 and filed on February 20, 2008 (the “Original Schedule 13D” and, together with this Amendment No. 2, collectively referred to herein as the “Schedule 13D”). This Amendment No.2 relates to the Common stock, par value €0,45. per share of ICTS International N.V. a Dutch corporation, with principal executive office located at Biesbosch 225, 1181JC Amstelveen, The Netherlands
          Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.
ITEM 1. Security and Issuer
The class of equity securities to which this statement on this amendment to Schedule 13D/A relates is the Common Stock, par value €0.45. per share (the “Common Stock”) of ICTS International N.V. a Dutch corporation, with principal executive office located at Biesbosch 225, 1181JC Amstelveen, The Netherlands.
ITEM 2. Identity and Background
a.	This statement is being filed together by Galladio Capital Management B.V., Xalladio Holding B.V., Ernst Willem van der Lee and Mark J. Rosman, sometimes collectively referred to herein as the “Reporting Persons”.

b.	The business address of Galladio Capital Management B.V., Xalladio Holding B.V., Ernst Willem van der Lee and Mark J. Rosman is Wagenaarweg 7.2597 LL The Hague, The Netherlands.

c.	Galladio Capital Management B.V. is a managing investment company.

Xalladio Holding B.V. is a managing investment company.

Ernst-Willem van der Lee is President and CEO and 100% shareholder of Galladio Capital Management B.V. and CEO of Xalladio Holding B.V.

Mark J. Rosman is COO of Galladio Capital Management B.V. and Xalladio Holding B.V.

d./e.	None of the Reporting Persons during the last five years has been convicted in a criminal proceeding, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	Galladio Capital Management B.V., Xalladio Holding B.V., Ernst Willem van der Lee and Mark J. Rosman are citizens or have a place of organization, as applicable, of The Netherlands.
ITEM 3. Source and amount of Funds or Other Consideration
Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:
The aggregate amount of funds required by:
Galladio Capital Management B.V. — to purchase the 240,000 shares of Common Stock owned by the company was $547,920.
All funds used to purchase this Common Stock were obtained from the company Galladio Capital Management B.V.
Xalladio Holding B.V. — to purchase the 175,000 shares of Common Stock owned by the company was $407,050.
All funds used to purchase this Common Stock were obtained from the company Xalladio Holding B.V.
Ernst Willem van der Lee is the beneficial owner of 192,000 shares of Common Stock reported on the Original Schedule 13D as being beneficially owned by Ernst Matthijs Hendrik van der Lee c/o Ernst Willem van der Lee. Ernst Willem van der Lee, as the heir of Ernst Matthijs Hendrik van der Lee, became the beneficial owner of such shares of Common Stock upon the death of Ernst Matthijs Hendrik van der Lee on June 12, 2008. Ernst Willem van der Lee has subsequently made purchases of an additional 28,000 shares of Common Stock (the “Additional Shares”) for an aggregate amount of $61,841.19. All funds used to purchase the Additional Shares were obtained from the personal account by Ernst Willem van der Lee.
Mark J. Rosman — to purchase the 30,000 shares of Common Stock owned by him was $55,680.
All funds used to purchase this Common Stock were obtained from the personal account by Mark J. Rosman.
ITEM 4. Purpose of Transaction
Each of the Reporting Persons independently purchased shares of the Common Stock because they had individually determined that the stock may present significant opportunities for realization of increased shareholder value.
ITEM 5. Interest in Securities of the Issuer
The beneficial ownership percentages in this report are based on a total of 6,528,100 shares outstanding as of June 26, 2009 (as reported by the Company in the Form 20F filed on June 26, 2009).

a.	The Reporting Persons, as members of a Group, beneficially own 665,000 shares of Common Stock, or 10.19%.

b.	Galladio Capital Management B.V. has the sole power to vote and dispose of 240,000 shares of Common Stock, or 3.68%, and shares voting and dispositive power over 665,000 shares of Common Stock.

Xalladio Holding B.V. has the sole power to vote and dispose of 175,000 shares of Common Stock, or 2.68%.

Ernst Willem van der Lee has the sole voting and dispositive power over 220,000 shares of Common Stock, or 3.37%.

Mark J. Rosman has the sole voting and dispositive power over of 30,000 shares of Common Stock, or 0.46%, and shares voting and dispositive powers over 30,000 shares of Issuer’s stock.

c.	The Reporting Persons did not effect any transactions in the Issuer’s stock during the 60 days preceding the date of this report.
The Reporting Persons, as members of a Group, beneficially own 665,000 shares ICTS International N.V. or 10.19% of the outstanding Common Stock. Ernst Willem van der Lee and Mark J. Rosman disclaim beneficial ownership in each others’ shares of Common Stock.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons have agreed orally to act in concert for the purpose of influencing the business and affairs of the Issuer in the manner described above in item 4. However, the Reporting Persons presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Issuer’s stock or any it’s other securities.
ITEM 7. Material to be filed as Exhibits
Exhibit 1 Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 30, 2009

Galladio Capital Management B.V.
/s/ Ernst-Willem van der Lee
By: Ernst-Willem van der Lee

Xalladio Holding B.V.
/s/ Ernst-Willem van der Lee
By: Ernst-Willem van der Lee

/s/ Ernst-Willem van der Lee
By: Ernst-Willem van der Lee

/s/ Mark J. Rosman
By: Mark J. Rosman

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, for good and valuable consideration consisting of their mutual commitments stated herein, hereby agree to joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D, including amendments thereto, with respect to the common stock €0,45 par value per share of ICTS International N.V. and that this Agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of July, 2009.

Xalladio Holding B.V.
Ernst Willem van der Lee	/s/ Ernst Willem van der Lee

Galladio Capital Management B.V.
Ernst-Willem van der Lee	/s/ Ernst Willem van der Lee

Ernst-Willem van der Lee
Ernst-Willem van der Lee	/s/ Ernst Willem van der Lee

Mark J. Rosman
Mark J. Rosman	/s/ Mark J. Rosman

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